SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14D-9
(Amendment No. 1)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
____________________

Clark, Inc.
(Name of Subject Company)

Clark, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

____________________

181457102
(CUSIP Number of Class of Securities)

____________________

Thomas M. Pyra
President
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

____________________

With a copy to:
John T. Blatchford, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street, Suite 2600
Chicago, Illinois 60601
(312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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INTRODUCTION

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) of Clark, Inc., a Delaware corporation (the “Company”) originally filed on December 13, 2006 with the Securities and Exchange Commission relating to an offer by AUSA Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”), to purchase all of the outstanding shares of Common Stock of the Company not owned by Purchaser or Parent. Parent is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a company organized under the laws of The Netherlands (“AEGON NV”). Purchaser, Parent, AEGON USA and AEGON NV are sometimes referred to herein collectively as the “AEGON Group” or “AEGON.” Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Schedule 14D-9.

Amendments to Schedule 14D-9

ITEM 9. EXHIBITS.

The list of exhibits under Item 9 of the Schedule 14D-9 is hereby amended to include the following additional exhibits, which are being filed herewith or incorporated herein:

Exhibit
Number     Description

(a)(15)    Press Release of the Company dated February 15, 2007 announcing an increase in the purchase price for the MBO Businesses.

(e)(19)    Fifth Amendment to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on January 11, 2007).

(e)(20)    First Amendment to Asset Purchase Agreement, dated January 29, 2007, by and among the Company, Clark Consulting, Inc., Clark Wamberg, LLC and Tom Wamberg, as joint obligor (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Commission on February 5, 2007).

(e)(21)    Letter dated January 29, 2007 from Clark Wamberg LLC and Tom Wamberg to Dr. Randolph A. Pohlman, Chairman of the Special Committee of the Board of Directors (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on February 5, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARK, INC.
February 15, 2007	By:	/s/ Thomas M. Pyra
Name:	Thomas M. Pyra
Title:	President

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Index to Exhibits

Exhibit Number	Description
(a)(15)	Press Release of the Company dated February 15, 2007 announcing increase in purchase price for the MBO Businesses.
(e)(19)
Fifth Amendment to the Employment Agreement between the Company, Clark Consulting, Inc. and W.T. Wamberg (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on January 11, 2007).

(e)(20)
First Amendment to Asset Purchase Agreement, dated January 29, 2007, by and among the Company, Clark Consulting, Inc., Clark Wamberg, LLC and Tom Wamberg, as joint obligor (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Commission on February 5, 2007).

(e)(21)
Letter dated January 29, 2007 from Clark Wamberg LLC and Tom Wamberg to Dr. Randolph A. Pohlman, Chairman of the Special Committee of the Board of Directors (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on February 5, 2007).